

Nicole Johnson · 3rd

Marketing Professional with a passion for strategic development

New York City Metropolitan Area · 500+ connections ·

Contact info

Renaissance Global Services, LLC (Servi...

**Academy for Adverti...
and Communication,...**

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A message in support of our veterans experiencing COVI...
#hangtough #veteransupport #veteranshelpingveterans

 8

Experience

Marketing Manager
Renaissance Global Services, LLC (Service-Disabled Veteran Owned Small Business)
Jan 2019 – Present · 1 yr 11 mos
Wall, New Jersey

Renaissance Global Services is a project management consulting firm with a concentration in the utility, pharmaceutical/life science, real estate and environmental industries. The RGS model is efficiency-centric with a focus on quality. Ccommitted to ensuring best practices and the highest standards across all areas of service.

 **Renaissance Global Services, company...**

Co-Founder of Mobile Auction App for Entertainment Industry

I Got It Inc
Jan 2014 – Present · 6 yrs 11 mos
United States

I Got It with its patent flash-auction technology maximizes entertainment like never seen before! The I Got It mobile app engages fans to bid in real-time on experiences, merchandise and memorabilia exclusively. I Got It offers teams and any performer a first-of-its-kind opportunity to engage fans and help them to "capture the moment" meanwhile enha ...see mor

 **iGot It! seen on Facebook**

 **iGot It! Auction seen on Twitter**

Owner and CEO
Gerda´s Cupcake Agency
Nov 2008 – Aug 2018 · 9 yrs 10 mos
Neuruppin, Germany

   

Account Excecutive
Hofstetter + Partners / Agency 212
2004 – 2007 · 3 yrs
New York City, USA

Agency212 is a full-service mid-size independent marketing and advertising agency of passionate thinking, spirited ideas, and relentless problem-solving.

 **Hofstetter+Partners**

 **Agency212 | NYC Advertising Agency**

Agency and Account Manager
Kinzel Advertising Agency
1998 – 2004 · 6 yrs
Switzerland and Germany



KUP Werbeagentur -
Advertising Agency

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Education

Academy for Advertising and Communication, TERTIA / Germany
Bachelor of Arts - BA, Communication in Social and Economic Contexts (GWK)
2000 – 2003

Eins Werbung und Druck / Germany
Apprenticeship, Ausbildung, Advertising Merchant, Werbekauffrau
1997 – 1998

Volunteer experience



Sponsor of 3 children
World Vision USA
2014 – Present • 6 yrs
Children

Pulling up the roots of poverty and planting the seeds of change. Building relationships. Finding
solutions to change the future for kids and the next generation.



Angel Tree Volunteer
Prison Fellowship
2019 – Present • 1 yr
Children

Angel Tree® creates pathways to strengthen parents relationships with their children and
families, starting with a Christmas gift and leading to hope year-round.

Skills

Unternehmensführung

Strategische Planung

Kundenberatung

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Accomplishments

2   **Languages**
Deutsch • English

Interests

Sports Executives Connection | B...
63,800 members

LinkedIn
13,662,765 followers

Future Trends
650,850 members

Google
19,679,287 followers

Harvard Business Review
11,525,134 followers

Digital Marketing
1,864,034 members

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